# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

**White Cross Projects, Inc.**

25 Quarterdeck Street
Marina del Rey, CA 90292

www.celebrityvaultla.com



50000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# THE OFFERING

Maximum 2,500,000 shares of common stock ($500,000)

Minimum 50,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | White Cross Projects, Inc. |
| **Corporate Address** | 25 Quarterdeck Street, Marina del Rey, CA 90292 |
| **Description of Business** | Gallery representing some of the most iconic photography archives |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $0.20 per share |
| **Minimum Investment Amount (per investor)** | $250 |

**Perks**

$[250]+ VIP Silver membership, $250 worth of free art, Invites to VIP parties and Events

$[500]+VIP Gold membership, $500 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800

$[1.000]+ VIP Platinum membership, $1,200 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800 plus free Marilyn Monroe photo worth $1,200

$[5,000]+ VIP Diamond membership, $7,000 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800 plus free Marilyn Monroe photo worth $1,200

*\*All perks occur after the conclusion of the offering.*

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

**The company's business**

*Description of Business*

Klaus Moeller started his career in the art world by founding Capital Art, a public company that owns over 10 million iconic pop culture images. Capital Art owned the famous Celebrity Vault Gallery in Beverly Hills, whose clients included countless celebrities (David & Victoria Beckham, Sharon Stone, Arnold Schwarzenegger, Simon Cowell, Andre 3000, Madonna, etc.) and some of the worlds top interior designers (Christopher Guy, Kelly Hoppen).

 Klaus founded White Cross Projects, which opened and will operate the Celebrity Vault Gallery in Santa Monica, leveraging the relationship with Capital Art in which the company will have access to their complete inventory at a greatly increased margin. Capital Art is a gallery of images that sources lots of photographs, which include the ones Celebrity Vault is using. Instead of working with the usual 50/50 split, our gallery will work with Capital Art, Inc. on a 75/25 split in our favor.

Licensing Agreement:

White Cross Projects holds an agreement with Capital Art in which the company is allowed to have access to over 10M original negatives of celebrity images on a 75/25 split, improving the company's bottom line.

The location of the gallery is adjacent to a 20,000 f2 furniture store on Lincoln Blvd. giving the gallery not just huge visibility but immediate access to their impressive client list of residential customers and interior decorators.

White Cross Projects will also have a website at www.CelebrityVaultLA.com and an iphone APP showcasing many of the most famous images. We believe that Capital Art intends to have dozens of these galleries around the world meaning that as their initial showcase gallery we will get all of their help and support. The company is hoping to own additional galleries in locations like Las Vegas and London.

The top images at the gallery will be displayed, on top of millions of other images available online. The company will also plan monthly VIP events at the gallery to which all investors will be invited.

*Competition*

There are only a few photography galleries in Los Angeles. These galleries represent a limited number of photographers. We represent several huge archives with access to over 10m images, which allows us to have extended range of audience base.

*Liabilities and Litigation*

The company has $2,500 in short term debt.

**The team**

**Officers and directors**

| Klaus Moeller | Founder, Secretary and CEO |
| Mishelle Moeller | Founder, Director and CEO |

Klaus Moeller
Klaus Moeller grew up in Portugal and England and has been living in Southern California for nearly 30 years. He has founded two public companies and has founded several other start ups including the Los Angeles Comic Convention, a sustainable Teak Wood plantation in Costa Rica and the Venice Beach Ben & Jerry's. Klaus has a long history in fundraising and in 1998 he was blessed by Pope John Paul II for his charity work with orphans and handicapped children. Although a lover of art his initial background is in accounting and auditing! He has served as the Founder and CEO of White Cross Projects since Inception in 4/2018. Before that, he was self employed for the past three years, acting as a consultant for Capital Art for the past 5 years (part time, 10 hours a week) helping them put together deals like the Restoration Hardware deal and many others.

Mishelle Moeller
Shelle Moeller was born in Berlin, Germany. She is a licensed attorney and has been passionate about art "as far back as she can remember". Shelle has been working in the art world for the last 20 years, opening galleries and representing artist. Shelle has also been involved in public art project. She has served as the Founder and CEO of White Cross Projects since 4/2018. Before that, she worked as an attorney at Roll Law Group from 2009-January 2017 (full time) and has been providing legal services to Boardwalk Hospitality Inc. as well as working on various other small independent legal matters. (5-10 hours a week)

Number of Employees: 2

**Related party transactions**

The company will borrow short term funds from the CEO and founder (Klaus Moeller) at zero percent interest if and when needed until the company has raised sufficient funds and/or is operating on a cash flow positive basis. The company intends to borrow up to $30,000 from Klaus, intended to be repaid by December 31, 2018 with zero percent interest.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Future Health Problems** Our main risk are potential future health problems of the management team and their inability to fulfill their duties and obligations. We believe that would be able to find suitable managers at short notice. There are other galleries in Los Angeles offering photography and we may find it difficult to establish a large enough client base to sustain the business. We may loose our lease and may be unable to find a new suitable space.
- **Competition** The art industry is extremely competitive, and the company is exposed to fierce competition from other art exhibits and galleries around the Los Angeles area.
- **This is a brand-new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think that our concept is a good idea, that the Company will be able to source product at a great discount and that the company will be successful in selling these to the public, directly and/or through interior decorators.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in the future.** We believe that this round of funding will be sufficient to open and operate the gallery for at least one year even if we had only minimal sales. It is not our intention to raise further funds unless we decide in the future to open additional galleries.
- **Valuation is Speculation** It is impossible at this stage to put a fair market value on a new company. We believe that based on our past experience and our 20 year relationships in this field we are offering the shares at a fair price. However you should and cannot rely on our valuation and it's a question of whether you, the investor, want to pay this price for this security. If you don't think that you can make that call then you should not invest.
- **Estimate Business Projections** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will make money) and that there is sufficient demand for our products that allows the company to make a profit.
- **Business Risk** There is a risk that our overall business strategy and plan will be ineffective and we may fail to meet revenue targets.
- **Economic Risk** There is a risk that the economy may go into recession. Art is seen as a luxury not a commodity, so in case there is a recession, it may affect our business negatively with less customers for the gallery.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Our business projections are only projections** There can be no assurance that the

company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited.** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **We face significant market competition** We've been in the business of collecting and selling celebrity art for 20 years, and used to own the famous Celebrity Vault Gallery in Beverly Hills where our clients included countless of collectors and celebrities from David and Victoria Beckham to Simon Cowell, Sharon Stone, Arnold Schwarzenegger and many more. We have access to millions of the rarest, most scintillating, iconic imagery you can imagine and we don't want to keep it to ourselves. We will however, compete with larger, established galleries, companies, and art dealerships who currently have art and other similar products on the market. They may have much better financial means and marketing/sales and human resources than us.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Debt Repayment from Proceeds of Offering** If the company raises more than $100,000 during this offering, a portion of the proceeds from this offering will be used to repay an outstanding loan of $30,000 to Klaus Moeller, the founder of White Cross Projects. The underlying terms of the debt are listed in the Liabilities and Indebtedness sections.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

## Ownership

- Mishelle Moeller, 50.0% ownership, Common Stock
- Klaus Moeller, 50.0% ownership, Common Stock

## Classes of securities

- Common Stock: 7,500,000

### Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 7,500,000 shares currently outstanding.

### Voting Rights

The holders of shares of the Company's common stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

### Dividend Rights

Holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has been newly formed for the purpose of operating the Celebrity Vault Gallery and has thus never paid a dividend. The company does intend to pay dividends in the foreseeable future.

### Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

### Rights and Preferences

*All shares outstanding are Common Stock shares. The company does not intend to issue any other type of common and/or preferred shares in the future.*

## What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

### Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-05-08.

### Financial Condition

### Results of Operation

We have not yet generated any revenues and do not anticipate doing so until the official opening of the Celebrity Vault Gallery, which we anticipate to occur on July 13th, 2018. Based on our past experience with other galleries, we anticipate that we can operate the business for 24 months without revenue generation with the liquidity from this raise. We believe that we should be able to operate on a cashflow positive basis by the end of this year. Our main fixed expenses are rent and staffing. Depending on the success of our raise we will purchase additional inventory when and if we believe that it makes financial sense for the business.

### Financial Milestones

We hope to raise a minimum of $100,000 by August 31st, 2018. If we do not acquire any inventory these funds would last us for a year even if we had no sales. Our beta website has been completed at www.celebrityvaultla.com. We have just started an instagram site at "CelebrityVaultOfficial". Our launch party will be held prior to July 15th.

### Liquidity and Capital Resources

The company's flagship gallery is scheduled to open on July 13th, 2018 with an official opening event. If the company is successful in this offering it is highly unlikely that we will seek to raise further capital. We will operate the company with minimal fixed overhead costs. We are currently self funding any and all operating costs including rent and insurance, without any institutional loans. We plan to continue to do so if there are any capital shortfalls or if the raise is unsuccessful. In the event that we raise only a portion of the funds we intend to self-fund the company as bank loans are normally not available for new businesses. We have been in the business of selling art and photography for over 15 years and own a substantial private collection of art. If there are shortfalls in capital required we would sell pieces from our private collection to cover any such shortfalls. In no event would we ask shareholders/investors for additional contributions.

### Indebtedness

The company intends to borrow up to $30,000 from the founding shareholders (Klaus Moeller) through a short term, interest free loan, intended to be repaid by December 31, 2018 with zero percent interest.

### Recent offerings of securities

None

### Valuation

$1,500,000.00

The price of the shares merely reflects the opinion of the Company as to what would be fair market value. We believe that at the current valuation we will be able to return a healthy annual dividend. We ran a successful gallery in Beverly Hills for many years on 50% margins – as opposed to the close to 75% margins we have now. We feel the valuation is very fair considering the potential of opening additional galleries in the future.

### USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $500,000 |
| Less: Offering Expenses |  |  |
| StartEngine Fees (6% total fee) | $600 | $30,000 |
| **Net Proceeds** | $9,400 | $470,000 |

| Use of Net Proceeds: | | |
|---|---|---|
| Gallery opening expenses | $1,880 | $20,000 |
| Marketing | $4,700 | $50,000 |
| Working Capital | $2,820 | $50,000 |
| Inventory purchases | $0 | $200,000 |
| Capital reserve | $0 | $150,000 |
| Debt Repayment | $0 | $30,000 |
| **Total Use of Net Proceeds** | $9,400 | $500,000 |

We are seeking to raise a minimum of $100,000. We believe that this amount will be sufficient to run the gallery for a period of at least 12 month, selling art on consignment. We are seeing to raise up to $1,070,000 which would allow us to purchase inventory and operate at higher margins. Gallery opening expenses include rent, furniture, staff to set up, bills. We also need to transport the art to the gallery. Marketing will include paid advertisement, social media, and event planning to ensure that the gallery is properly marketed. If we raise up to our maximum, we will use the funds for inventory purchases including frames, artwork, etc. If we are to raise over $100,000, we will use $30,000 of the net proceeds to repay the founder, Klaus Moeller for a zero percent interest loan that was taken out by the company to begin operations. This debt will be repaid by December 31, 2018.

*Irregular Use of Proceeds*

The Company might incur Irregular Use of Proceeds that may include travel expenses, attending networking events in order to raise knowledge about the gallery. Additionally, the company intends to repay the founding shareholder Klaus Moeller of the $30,000, interest free short term loan through the proceeds received from this offering.

## REGULATORY INFORMATION

**Disqualification**

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance failure

The company has not previously failed to comply with Regulation CF.

## Annual Report

The company will make annual reports available to all shareholders within 120 days of the end of the issuer's most recent fiscal year at Www.CelebrityVaultLA.com with a section labeled investors.

**EXHIBIT B TO FORM C**

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR White Cross Projects, Inc.

*[See attached]*

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
White Cross Project, Inc., dba Celebrity Vault
Wilmington, Delaware

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of White Cross Project, Inc., dba Celebrity Vault (the "Company,"), which comprise the balance sheet as of May 8, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from May 1, 2018 to May 8, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
5/28/18

WHITE CROSS PROJECTS, INC.
DBA CELEBRITY VAULT

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (MAY 1, 2018) TO MAY 8, 2018

White Cross Project, Inc., DBA
Celebrity Vault
Index to Financial Statements
(unaudited)

**WHITE CROSS PROJECTS, INC.**
**DBA CELEBRITY VAULT**
**BALANCE SHEETS**
**AS OF MAY 8, 2018**
(unaudited)

**ASSETS**

Current Assets

|  |  |  |
|---|---|---|
| Checking/Savings | $ | 10,000 |
| Total Current Assets |  | 10,000 |
| Total Fixed Assets, net |  | - |
| **TOTAL ASSETS** |  | **10,000** |

**LIABILITIES & EQUITY**

Current Liabilities

|  |  |
|---|---|
| Short term debt | 2,500 |
| Total Current Liabilities | 2,500 |

Long Term Liabilities

|  |  |
|---|---|
| Long term debt | - |
| Total Long Term Liabilities | - |
| Total Liabilities | 2,500 |

Equity

| | |
|---|---|
| Common Stock - $0.001 par value; 10,000,000 shares authorized and 7,500,000 shares issued and outstanding | 7,500 |
| Retained Earnings/(Deficit) | - |
| Total Equity | - |
| **TOTAL LIABILITIES & EQUITY** | $ 10,000 |

WHITE CROSS PROJECTS, INC.
DBA CELEBRITY VAULT
STATEMENTS OF OPERATIONS
FOR THE PERIODS MAY 1, 2018 TO MAY 8, 2018
(unaudited)

| | | |
|---|---|---|
| **Revenue** | $ | - |
| **Costs and expenses:** | | |
| Marketing and sales | | - |
| General and administrative | | - |
| **Total costs and expenses** | | - |
| **Income from operations** | | - |
| Interest and other income (expense), net | | - |
| Income before provision for income taxes | | - |
| Provision for income taxes | | - |
| **Net income** | $ | - |

WHITE CROSS PROJECTS, INC.
DBA CELEBRITY VAULT
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR PERIODS MAY 1, 2018 TO MAY 8, 2018
(unaudited)

| | Common stock | | Additional Paid-in Capital | Accumulated Earnings | Total Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Inception (May 1, 2018) | - | $ - | $ - | $ - | $ - |
| Issuance of founders stock | 7,500,000 | $7,500 | - | - | $7,500 |
| Shares issued for services | | - | - | - | - |
| Capital Stock | | - | - | - | - |
| Stock option compensation | | - | - | - | - |
| Net income (loss) | | - | - | - | - |
| May 8, 2018 | 7,500,000 | $7,500 | - | - | $7,500 |

**WHITE CROSS PROJECTS, INC.**
**DBA CELEBRITY VAULT**
**STATEMENTS OF CASH FLOWS**
**FOR THE PERIOD MAY 1, 2018 TO MAY 8, 2018**
(unaudited)

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | - |
| **Net cash provided by operating activities** | | - |
| **Cash flows from investing activities** | | |
| Purchases of property and equipment | | - |
| **Cash flows from financing activities** | | |
| Short-term debt borrowing | | 2,500 |
| Issuance of common stock to founders | | 7,500 |
| **Net cash received from financing activities** | | 10,000 |
| Net (decrease) increase in cash and cash equivalents | | 10,000 |
| Cash and cash equivalents at beginning of period | | - |
| Cash and cash equivalents at end of period | $ | 10,000 |

## NOTE 1 – NATURE OF OPERATIONS

White Cross Projects, Inc. dba Celebrity Vault was formed on April 5, 2018 ("Inception") in the State of Delaware. The financial statements of Celebrity Vault (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, California.

Celebrity Vault will be a luxury art gallery located in Santa Monica and engage in selling of art to customers.

*Going Concern and Management's Plans*
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 5, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the sale of art at the point title and risk of loss is transferred to the customer, collection is reasonably assured, persuasive evidence of an arrangement exists and the price is fixed or determinable.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The company has a short-term loan of $2,500 from the founder, Klaus Moeller. The debt instrument bears no interest and is payable upon the completion of equity crowdfunding transaction.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. As of May 8, 2018, 7,500,000 shares of our common stock have been issued and are outstanding.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The company Founder and CEO has made a $2,500 loan to the company at inception. The short term loan bears 0 percent interest and is payable upon the completion of equity crowdfunding transaction.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 28, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*





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White Cross Projects is pending **StartEngine Approval.**

0
Investors
$0.00
Raised of $10K - $500K goal
White Cross Projects
Photography and Contemporary Art Gallery
Small OPO
Marina del Rey, CA
Retail
Accepting International Investment

Overview    Team    Terms    Updates    Comments    Share

# The World's Most Iconic Pop Culture Images



Our business is selling the most iconic pop culture images of stars that won't be forgotten: The Beatles with Ali, Marilyn in front of the Hollywood sign, Dali and Warhol at work. And we love what we do. **Celebrity Vault LA has access to the largest archive of iconic pop culture images currently in existence.**

We've been in the business of collecting and selling celebrity art for 20 years, and our founders used to own the famous Celebrity Vault Gallery in Beverly Hills where our clients included countless of collectors and celebrities from David and Victoria Beckham to Simon Cowell, Sharon Stone, Arnold Schwarzenegger and many more. We have now set our sights on the beach and are ready to open our new Celebrity Vault gallery in a new exciting locale: Santa Monica. **We have access to millions of the rarest, most scintillating, iconic imagery you can imagine and we don't want to keep it to ourselves.**



These unbelievable images paint a picture, like nothing else can, of times and places long-since passed. While many celebrity images are available online, and recycled again and again - quickly becoming tired and losing impact - Celebrity Vault provides a fresh and rare new look at collections.

Our CEO, Klaus Moeller, founded but is no longer affiliated with Capital Art, a publicly traded company which has agreed to license its archive of over 10M original negatives to White Cross Projects - think of them as the Getty Images or Shutterstock of Pop Culture images. **And by working the estates of Marilyn Monroe, Elvis, and Ali, we will have access to stunning signature editions.**

**Invest in Celebrity Vault.** We've been in business for ages to preserve the ages. In addition to our high-ranking celebrity-family deals, we work on a 75% commission split as opposed to the usual gallery split of 50/50. That of cause greatly improves our bottom line. And we print to order: meaning **we have little inventory risk, and we have the images that will fascinate the public!**

# The Offering

**Investment**

$0.20 per share of Common Stock | When you invest you are betting the company's future equity value will exceed $2M.

**Perks***

$250+ VIP Silver membership, $250 worth of free art, Invites to VIP parties and Events
$500+VIP Gold membership, $500 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800
$1,000+ VIP Platinum membership, $1,200 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800 plus free Marilyn Monroe photo worth $1,200
$5,000+ VIP Diamond membership, $7,000 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800 plus free Marilyn Monroe photo worth $1,200

**All perks occur after the conclusion of the offering.*

---

*The largest collections of the most iconic images of icons.*

---


**Simon Cowell** visits Celebrity Vault in Beverly Hills at a special event sponsored by V2 Energy to support legendary photographer and friend **Terry O'Neill** in the launch of his new book, "Sinatra: Frank and Friendly." From left are Celebrity Vault co-founders **Sean Goodchild** and **Cole Sternberg**, Cowell, O'Neill and Celebrity Vault co-founder/CEO **Klaus Moeller**.

## Our Images And Our Clients

Many of our most iconic images are available on our website at www.CelebrityVaultLA.com and on our Celebrity Vault APP! Here is a small sampling for you! Many years ago our CEO Klaus Moeller founded Capital Art, a public company that owns over 10m original negatives. White Cross Projects also represents several other artists and well know photographers giving us access to many other iconic works.






HOLLYWOO



### Here Are Some Highlights

- Access to an incredible archive of iconic pop culture images
- A 20-year track history
- Access to over 10M original negatives
- A 75% commission split as opposed to the usual 50/50 for use of our images - this means we're bringing in more than the average gallery to the bottom line



- to the bottom line
- We print to order: meaning we have little inventory risk

---

**"When it comes to artistic photographs, stars like to look at... Stars!** Or so it seems after the Celebrity Vault, a Beverly Hills gallery, gave Scoop a peek preview of recent purchases. Though they would not reveal sales prices, **they did say that Becks bought a Marilyn as a gift for Posh."**

**People**



---

## Our Beverly Hills Gallery

### Our Space Was A Space To Collect

In addition to a space to simply hold our art, the gallery served another purpose: we're here to draw people together and take a deep dive into the amazing artists we cover. After closing the Beverly Hills gallery a few years ago, we intend to recreate this ground-breaking space by the beach, giving visitors curated, and rare looks into our beautiful collections.





### Brand Endorsement

In order to monetize our shows, we occasionally work with brands to sponsor our collections. They're able to tie themselves to works that represent them and we host receptions to bring these customers together.






CELEBRITY VAULT
MARILYN EXPOSED
Featuring the works of iconic photographers Douglas Kirkland, Richard Miller and Bert Stern, including many never before published images.
VIP PRIVATE RECEPTION

Marilyn


CELEBRITY VAULT
RAJ PREM FINE ART PHOTOGRAPHY
INVITES YOU TO JOIN US FOR L.A.'S LARGEST-EVER PHOTOGRAPHIC EXHIBITION OF JIMI HENDRIX
HENDRIX REVEALED
A LIFE THROUGH THE LENS
MAY 29 · 7-9PM
Cocktail Reception
Experience Music Project

Hendrix


THE CELEBRITY VAULT
THE ROXY THEATRE
ERIK VOAKE
ROXY 365: A YEAR AT THE ROXY THEATRE
OPENING JAN 28TH 2010 7-11PM
CELEBRITY VAULT 345 N CANON DR
BEVERLY HILLS, CA 90210 310.858.7875

The Roxy


CELEBRITY VAULT
PRESENTS
TERRY O'NEILL
GODDESS
Artist's Reception
Thursday, February 24th, 2011
6pm - 10pm
345 N Canon Drive | Beverly Hills | CA | 90210
310.858.7815 | events@thecelebrityvault.com
www.thecelebrityvault.com

Terry O'Neill



**Sale Made:** 100 large format photographs to a real estate developer in Los Angeles.







## Invest in Celebrity Vault



*"It's our passion to bring these beautifully preserved, rare, pieces of art to the public. We want to open a gallery by the beach to cater to people from all over*



the Los Angeles area - from near and far. And we want to make our art available to a worldwide audience via our mobile APP and our stunning website.

We've compiled an amazing team to support or specific goals and needs. Our attorney is not just an attorney. She's also an art lover: Mishelle Moeller. Klaus Moeller has been in the photography business for 20 years and has the experience of starting a company from scratch and growing it. He founded the Baby Genius and Kid Genius brands and took that company public. So, he knows business.

Additionally, Mishelle and Klaus also founded the Los Angeles Comic Convention. So, they know how to organize the masses.

Let's work together to build an amazing company. Of course our perks give you an immediate 100% in-kind return!"

**Klaus Moeller**
Founder

---



### We Agree To A Deal With Capital Art and Globe Photos

We make all photos available on a 75/25 split instead of the usual 50/50 split.

**February 2018**

**March 2018**



### We Launch Our Website

CelebrityVaultLA.com is up and running.



### App Launch

We launch a mobile version of our website to make it more easier for consumers to access our product.

**May 2018**

**June 9, 2018**



### Celebrity Vault expands to Santa Monica

We opened ur gallery in Santa Monica - to improve upon our previous Beverly Hills spot.



### Launch with Startengine

We launch our business with Startengine in an effort to open our new gallery and create a mobil !

**July 2018**

---

# Meet Our Team








## Klaus Moeller
### Founder, Secretary and CEO

*Klaus Moeller grew up in Portugal and England and has been living in Southern California for nearly 30 years. He has founded two public companies and has founded several other start ups including the Los Angeles Comic Convention, a sustainable Teak Wood plantation in Costa Rica and the Venice Beach Ben & Jerry's. Klaus has a long history in fundraising and in 1998 he was blessed by Pope John Paul II for his charity work with orphans and handicapped children. Although a lover of art his initial background is in accounting and auditing! He has served as the Founder and CEO of White Cross Projects since Inception in 4/2018. Before that, he was self employed for the past three years, acting as a consultant for Capital Art for the past 5 years (part time, 10 hours a week) helping them put together deals like the Restoration Hardware deal and many others.*

## Mishelle Moeller
### Founder, Director and CEO

*Shelle Moeller was born in Berlin, Germany. She is a licensed attorney and has been passionate about art "as far back as she can remember". Shelle has been working in the art world for the last 20 years, opening galleries and representing artist. Shelle has also been involved in public art project. She has served as the Founder and CEO of White Cross Projects since 4/2018. Before that, she worked as an attorney at Roll Law Group from 2009-January 2017 (full time) and has been providing legal services to Boardwalk Hospitality Inc. as well as working on various other small independent legal matters. (5-10 hours a week)*

## Offering Summary

Maximum 2,500,000 shares of common stock ($500,000)

Minimum 50,000 shares of common stock ($10,000)

| | |
|---|---|
| **Company** | White Cross Projects, Inc. |
| **Corporate Address** | 25 Quarterdeck Street, Marina del Rey, CA 90292 |
| **Description of Business** | Gallery representing some of the most iconic photography archives |
| **Type of Security Offered** | Common Stock |
| **Purchase Price of Security Offered** | $0.20 per share |
| **Minimum Investment Amount (per investor)** | $250 |

**Perks**

**$[250]+ VIP Silver membership, $250 worth of free art, Invites to VIP parties and Events**

**$[500]+VIP Gold membership, $500 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800**

**$[1.000]+ VIP Platinum membership, $1,200 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800 plus free Marilyn Monroe photo worth $1,200**

**$[5,000]+ VIP Diamond membership, $7,000 worth of free art, Invites to VIP parties and Events, Free "Bubble Gum" print worth $800 plus free Marilyn Monroe photo worth $1,200**

*All perks occur after the conclusion of the offering.*

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include travel expenses, attending networking events in order to raise knowledge about the gallery. Additionally, the company intends to repay the founding shareholder Klaus Moeller of the $30,000, interest free short term loan through the proceeds received from this offering.

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow White Cross Projects to get notified of future updates!

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